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                           June 24, 2020

       Robert Machinist
       Chief Executive Officer
       Troika Media Group, Inc.
       101 S. La Brea Avenue
       Los Angeles, CA 90036

                                                        Re: Troika Media Group,
Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted June 11,
2020
                                                            CIK No. 0001021096

       Dear Mr. Machinist:

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, Your draft registration statement does not contain interim financial statements for the nine months ended
       March 31, 2020.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Jeffrey
Kauten at 202-551-3447 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Elliot Lutzker